September 1, 2020

Via Edgar

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re	ING Groep N.V. Registration Statement on Form F-3, filed on August 25, 2020 (File No. 333-248407)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ING Groep N.V. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated so that it will be declared effective at 10:00 a.m. Eastern Daylight Time, on September 4, 2020, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Evan S. Simpson at Sullivan & Cromwell LLP at +44-20-7959-8426.

Sincerely, ING Groep N.V

By:	/s/ Kirsten Tuinstra
Name: Kirsten Tuinstra
Title: Authorized Signatory

By:	/s/ Ewald Walraven
Name: Ewald Walraven
Title: Authorized Signatory

cc:  Evan S. Simpson

(Sullivan & Cromwell LLP)